PLANNING A VACATION THIS SUMMER?

THE FLEX-FUNDS® CAN HELP TAKE YOU TO YOUR DESTINATION!

The Flex-funds Money Market Fund® is a worry-free investment solution that offers free checks, no limits on deposits or withdraws, 24/7 online access to account information and e-delivery of statements leaving you more time to plan your vacation! Best of all the yield is typically 0.45% or more higher than the average general purpose money market fund**!

We take care of the hard part so you can enjoy the sunny side of life!! To open an account today please call The Flex-funds® at 800.325.3539 or Click Here for an application and prospectus!

2.18%*	2.16%*

7-Day	7-Day
Compound Yield	Simple Yield
as of 6.20.08	as of 6.20.08

* The performance data quoted represents past performance. Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates average annual total return for the period indicated and assumes reinvestment of all dividend and capital gain distributions. The current performance may be lower or higher than the performance data quoted. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the period shown. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing.

** According to iMoneyNet.com

ARE YOUR CLIENTS PLANNING A VACATION THIS SUMMER?

THE FLEX-FUNDS® CAN HELP TAKE THEM TO THEIR DESTINATION!

The Flex-funds Money Market Fund® is a worry-free investment solution that offers free checks, no limits on deposits or withdraws, 24/7 online access to account information and e-delivery of statements leaving your clients more time to plan their vacation! Best of all the yield is typically 0.45% or more higher than the average general purpose money market fund**!

We take care of the hard part so your clients can enjoy the sunny side of life!! To open an account today please call The Flex-funds® at 800.325.3539 or Click Here for an application and prospectus!

2.18%*	2.16%*

7-Day	7-Day
Compound Yield	Simple Yield
as of 6.20.08	as of 6.20.08

* The performance data quoted represents past performance. Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates average annual total return for the period indicated and assumes reinvestment of all dividend and capital gain distributions. The current performance may be lower or higher than the performance data quoted. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the period shown. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing.

** According to iMoneyNet.com